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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission File Number
0-6394

PACCAR INC  SAVINGS INVESTMENT PLAN
777 106TH Avenue, N.E.
Bellevue, Washington 98004
(full title and address of plan)

PACCAR INC
777 106TH Avenue, N.E.
Bellevue, Washington 98004
(Name of issuer and address of principal executive offices of issuer)

ITEM

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedules
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
Schedule H, Line 4j—Schedule of Reportable Transactions
Signature
Exhibit 23—Consent of Independent Auditors

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan
As of December 31, 2000 and 1999 and for the Year Ended December 31, 2000

PACCAR Inc
Savings Investment Plan

Financial Statements
and Supplemental Schedules

As of December 31, 2000 and 1999 and for
the Year Ended December 31, 2000

Report of Independent Auditors

The Administrator of the
  PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the Trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the Trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 12, 2001

PACCAR Inc
Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value:
Money market funds	$225,425	$235,018
Commingled trust funds	165,832,899	180,560,934
Mutual funds	223,510,508	231,248,109
Common stock	250,807,687	211,727,521
Participant loans	27,690,796	27,365,417

Total investments	668,067,315	651,136,999
Contributions receivable:
Company	5,883	—
Employee	10,491	20,757
Dividends receivable	5,085,329	7,629,117

Total assets	673,169,018	658,786,873
Liabilities
Accrued expenses	58,064	56,160

Net assets available for benefits	$673,110,954	$658,730,713

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Additions
Investment income:
Net depreciation in fair value of investments	$(21,373,822)
Interest and dividends	45,713,864

24,340,042
Contributions:
Company	14,181,800
Employee	27,597,107

Total additions	66,118,949
Deductions
Benefits paid to participants	51,496,381
Administrative expenses	242,327

Total deductions	51,738,708

Net increase	14,380,241
Net assets available for benefits at beginning of year	658,730,713

Net assets available for benefits at end of year	$673,110,954

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements

December 31, 2000

1.  Description of the Plan

    The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion employees of PACCAR Inc and its participating subsidiaries (the Company). Participants are eligible to become a member of the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after 1 year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (Code). Participants should refer to the Plan document for a complete description of the Plan's provisions.

Contributions

    Participants may contribute and allocate a selected percentage of their compensation annually (as defined in the Plan document). Participant contributions are voluntary and limited to an amount not less than 2% or greater than the lesser of 20% of their respective compensation or the Internal Revenue Service-mandated annual maximum of $10,500 in 2000 and $10,000 in 1999. Participant contributions to the Plan are excluded from the participants' current taxable earnings in accordance with Code Section 401(k).

    The Company matches participant contributions up to 5% of the employees' respective compensation, of which all contributions are applied toward the purchase of PACCAR Inc common stock. The Company may suspend or reduce its contributions when its "Consolidated Net Earnings," as defined by the Plan, are less than 8% of the Company's "Capital Base," as defined by the Plan. The Company match is contributed and allocated to the participants' accounts on the last day of the Plan year. Upon reaching 50 years of age, participants who have completed 5 or more years of service have a single opportunity to transfer to any one or more of the other investment options available under the Plan any whole percentage of the value of his or her PACCAR Inc common stock account. Any future Company contributions allocated to such member will continue to be credited to the member's PACCAR Inc common stock account.

Participant Accounts

    Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan's investments. The benefit to which the participant is entitled is the benefit that can be provided from the participant's account.

Vesting

    Plan participants are fully vested in their accounts at all times for amounts contributed by the participants and the Company.

Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in whole percentage increments to any of the Plan's fund options. Participants may change their investment options daily.

    Prior to 2001, PACCAR Inc common stock was not an investment option for participants, but was used only for the Company match. Effective January 2, 2001, the investment options were expanded to include direct investment by participants in PACCAR Inc common stock.

Participant Loans

    Participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their account balance, exclusive of the portion of the account balance resulting from the investment in PACCAR Inc common stock. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate plus 1%, as determined monthly by the Plan administrator. Interest rates ranged from 7.00% to 10.50% during 2000. Principal and interest are repaid through payroll deductions at least on a quarterly basis.

Benefit Payments

    In the case of terminations on or after age 55, benefits are paid at the participant's election in a lump sum or in annual installments. In the case of terminations before age 55, benefits are paid in a lump-sum distribution. Participants may elect to receive PACCAR Inc common stock for their vested interest in PACCAR stock.

Plan Termination

    It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan, the termination date shall be treated as the valuation date, and the balances in the participants' accounts will be distributed to them.

Expenses

    Third-party management fees are charged to the Plan, and the Company pays all other expenses of the Plan's administration.

2.  Summary of Accounting Policies

Basis of Accounting

    The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value. The fair value of the participation units owned by the Plan in commingled trust funds and mutual funds is based on quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances, which approximate fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

    The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the value of participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments

    The Fidelity Management Trust Company (the Trustee) holds the Plan's investments and executes all investment transactions.

    Investments held at December 31, 1999, as disclosed in the financial statements, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Trustee.

    During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2000	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Fidelity money market funds:
Retirement Money Market	$—
Participation in Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	(9,309,063)
Managed Income Portfolio II	—

(9,309,063)
Participation in Fidelity mutual funds:
Contrafund	(24,650,752)
Asset Manager	(2,877,258)
Asset Manager: Growth	(9,143,830)
Asset Manager: Income	(619,768)

(37,291,608)
Other investments:
PACCAR Inc common stock	25,226,849

$(21,373,822)

    Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2000	1999
PACCAR Inc common stock*	$250,807,687	$211,727,521
Contrafund	126,142,787	127,564,935
Asset Manager	34,396,839	34,427,052
Asset Manager: Growth	46,989,687	49,931,303
Managed Income Portfolio II	69,422,560	73,711,954
U.S. Equity Index Commingled Pool	96,410,339	106,848,980

*
Nonparticipant directed.

4.  Nonparticipant-Directed Investments

    Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment are as follows:

	December 31
	2000	1999
Investments, at fair value:
PACCAR Inc common stock	$250,807,687	$211,727,521
Company contributions receivable	5,883	—
Dividends receivable	5,085,329	7,629,117
Less: accrued expenses	1,194	1,068

	$255,897,705	$219,355,570

Year Ended December 31, 2000
Changes in net assets:
Contributions	$14,181,800
Dividends	11,084,451
Net realized and unrealized appreciation in fair value	25,226,849
Transfers to other funds	(1,516,641)
Transfer out	(266,531)
Distributions to participants	(12,162,725)
Administrative fees	(5,069)

$36,542,134

5.  Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated July 8, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.  Transactions with Parties-in-Interest

    The Plan invests in the stock of the Plan's Sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. During 2000, the Plan made purchases totaling $27,804,156 of PACCAR Inc stock and sales totaling $13,950,839. During 1999, the Plan made purchases totaling $23,928,798 shares of PACCAR Inc stock and sales totaling $16,045,902. The Plan accrued dividends on this stock totaling $11,084,451 and $11,435,854 in 2000 and 1999, respectively. Dividends receivable as of December 31, 2000 and 1999 are $5,085,329 and $7,629,117, respectively.

PACCAR Inc
Savings Investment Plan
EIN: 91-0351110, Plan: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2000

(a)	(b) Identity of Issue, Fund, or Borrower	(c) Description of Investment	(d) Cost	(e) Current Value
	Money market funds:
*	Fidelity Management Trust Company:
	Retirement Money Market	225,425 units	(1)	$225,425
	Participation units in commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II	69,422,560 units	(1)	69,422,560
	U.S. Equity Index
	Commingled Pool	2,516,584 units	(1)	96,410,339

				165,832,899
	Participation units in mutual funds:
*	Fidelity Management Trust Company:
	Contrafund	2,565,442 units	(1)	126,142,787
	Asset Manager	2,044,996 units	(1)	34,396,839
	Asset Manager: Growth	2,953,469 units	(1)	46,989,687
	Asset Manager: Income	1,362,421 units	(1)	15,981,195

				223,510,508
	Other investments:
*	PACCAR Inc common stock	5,092,542 shares	$148,407,796	250,807,687
*	Participant loans	Maturing through November 4, 2015, interest rates 7.0%—10.5%	—	27,690,796

				$668,067,315

*
Indicates party-in-interest to the Plan.

(1)
Cost information is omitted as investments are participant directed.

PACCAR Inc
Savings Investment Plan
EIN: 91-0351110, Plan: 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2000

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Loss
Category (iii)—Series of securities transactions aggregating in excess of 5% of Plan assets.
PACCAR Inc:	Common stock	$27,804,156	$—	$—	$—	$27,804,156	$27,804,156	$—
	Common stock	—	13,950,839	—	—	14,103,967	13,950,839	(153,128)

There were no Category (i), (ii), or (iv) reportable transactions during the year.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 21st day of June, 2001.

PACCAR INC SAVINGS INVESTMENT PLAN
By:
M. L. Wyatt Director Compensation and Benefits PACCAR Inc

QuickLinks

ITEM
PACCAR Inc Savings Investment Plan Financial Statements and Supplemental Schedules As of December 31, 2000 and 1999 and for the Year Ended December 31, 2000
Contents
Report of Independent Auditors
PACCAR Inc Savings Investment Plan Statements of Net Assets Available for Benefits
PACCAR Inc Savings Investment Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2000
PACCAR Inc Savings Investment Plan Notes to Financial Statements December 31, 2000
PACCAR Inc Savings Investment Plan EIN: 91-0351110, Plan: 002 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2000
PACCAR Inc Savings Investment Plan EIN: 91-0351110, Plan: 002 Schedule H, Line 4j—Schedule of Reportable Transactions Year Ended December 31, 2000
SIGNATURE